July 17, 2025

Michael Sheikh
Chief Executive Officer
Exousia Pro, Inc.
7901 4th Street N #23494
St. Petersburg, FL 33702

       Re: Exousia Pro, Inc.
           Offering Statement on Form 1-A
           Filed June 18, 2025
           File No. 024-12629
Dear Michael Sheikh:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Risk Factors, page 3

1. We note that the Series B Convertible Preferred Stock will be convertible into a number of shares that represents ~70% of the total shares outstanding assuming all shares are sold in this offering. Please include risk factor disclosure regarding the risks of such conversion, including dilution and impact to the stock price.
Use of Proceeds, page 9

2. Please revise to clarify whether any of the proceeds will be used to compensate officers and directors of the Company or to discharge indebtedness. Refer to
       Instructions 2 and 6 to Item 6 of Form 1-A.
Business, page 14

3.     We note your disclosure that you have a patented manufacturing process.
Please
       revise to provide a discussion of your patents and their current status. Refer to Item
       7(a)(2) of form 1-A.
 July 17, 2025
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

4. Please expand your disclosure to provide information about your liquidity (both short and long term), including a description and evaluation of the internal and external sources of liquidity and a brief discussion of any material unused sources of liquidity.
       Include a statement indicating whether, in the company   s opinion, the
proceeds from
       the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations. Finally, describe, if formulated, your plan of operation for the 12 months following the commencement of the proposed offering. Refer to Items 9(b) and (c) in
       Part II of Form 1-A.
Part II and III
Financial Statements, page F-1

5. Your disclosure on page F-16 states that you were a former shell company, a status that was changed when you acquired Exousia AI, Inc. on December 31, 2024. You also disclose that Exousia AI, Inc. has operations and was deemed the predecessor entity. Please address the following:
           Revise to provide the historical financial statements of Exousia AI, Inc., the predecessor, through December 31, 2024 (the acquisition date) pursuant to Article
           8 of Regulation S-X, including interim periods. Refer to (b)(7)(iii) of Part F/S of
           Form 1-A of Regulation A.
           Revise your related disclosures elsewhere in the filing to address this change in the financial statements and explain what "predecessor" and "successor"
           represent.
           Revise Management's Discussion and Analysis (MD&A) to discuss Exousia AI
           Inc.'s historical operating results for each period presented prior to the date of acquisition.
6. Please tell us in detail and revise your footnotes and MD&A to clarify how you accounted for the acquisition of Exousia AI, Inc., including the relative voting rights in the combined entity after the business combination.
7. In addition, the filing should include pro forma financial information pursuant to Part
       F/S, Section (b)(7)(iv) to reflect the transaction with Exousia AI, Inc., or provide us an analysis supporting why they are not required.
8. When addressing your equity class structure, we note that "upon conversion, the then-
       holder(s) of the Series A Preferred Stock, as a group, will be issued a number of shares of common stock equal to 9.108% of the issued and outstanding shares of all of our common stock." Please expand your discussion to clarify the specific circumstances under which the holder of the Class A Preferred Stock may convert
       such shares into common stock. In addition, please address the potential implications of this conversion, including how it could result in a change in control of the company.
 July 17, 2025
Page 3

         We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Eric Newlan